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17016685

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **FIRST FLORIDA SECURITIES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11660 NIGHT HERON DRIVE
(No. and Street)

NAPLES	**FLORIDA**	**34119**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DENNIS SCHROEDER **(239) 596-2806**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **DENNIS SCHROEDER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **FIRST FLORIDA SECURITIES, INC.**, as of **DECEMBER 31, 2016** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Public Notary



ADRIENNE GILHART
MY COMMISSION # FF998471
EXPIRES June 02, 2020
(407) 398-0153
FloridaNotaryService.com

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST FLORIDA SECURITIES, INC.

FINANCIAL STATEMENTS

FOR YEAR ENDED DECEMBER 31, 2016



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Florida Securities, Inc.

We have audited the accompanying statement of financial condition of First Florida Securities, Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of First Florida Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Florida Securities, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

February 22, 2017



First Florida Securities, Inc.

11660 Night Heron Drive • Naples, FL 34119 • (239) 596-2600 • Fax: (239) 596-5317 • www.firstfloridasecurities.com
11660 Night Heron Drive • Naples, FL 34119 • (239) 596-2600 • Fax: (239) 596-5317 • www.firstfloridasecurities.com

February 10, 2017

Ohab & Company, P.A.
100 E. Sybelia Avenue
Suite 130
Maitland, FL 32751

To whom it may concern:

First Florida Securities, Inc. identifies SEC Rule 15c-3-3(k)(2)(i) under which we claim exemption from SEC Rule 15c3-3.

First Florida Securities, Inc. met the identified exemption for the entire period from January 1 through December 31, 2016.

Sincerely,

Dennis Schroeder
President
First Florida Securities, Inc.
239-596-2600

Member FINRA/SIPC
Since 1987

FIRST FLORIDA SECURITIES, INC.

FINANCIAL STATEMENTS

FOR YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Florida Securities, Inc.

We have audited the accompanying statement of financial condition of First Florida Securities, Inc. as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of First Florida Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Florida Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of First Florida Securities, Inc.'s financial statements. The supplemental information is the responsibility of First Florida Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida

February 22, 2017

FIRST FLORIDA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Assets		
Cash and cash equivalents	$	19,989
Management fees Receivable		711
Total assets	$	20,700
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued liabilities	$	300
Total liabilities	$	300
Stockholder's Equity		
Common stock, voting. $1 par value per share, 7,500 shares authorized, 100 issued and outstanding		100
Additional paid-in capital		149,000
Accumulated deficit		(128,700)
Total stockholder's equity		20,400
Total Liabilities and stockholder's equity	$	20,700

The accompanying notes are an integral part of these financial statements.

FIRST FLORIDA SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues		
Commissions and fees	$	1,362
Other Revenue, Advisory Fees		187,892
Interest Earned		6
Total revenues	$	189,260
Costs and expenses		
Commissions		154,293
Registrations		4,168
Consulting		28,150
Operating expenses		22,779
Total costs and expenses		209,390
Income(Loss)	$(	20,130)

The accompanying notes are an integral part of these financial statements.

FIRST FLORIDA SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances, December 31, 2015	$ 100	$ 149,000	$ (108,570)	$ 40,530
Capital contributions		0		0
Net income (loss)			(20,130)	(20,130)
Balances, December 31, 2016	$ 100	$ 149,000	$ (128,700)	$ 20,400

The accompanying notes are an integral part of these financial statements.

FIRST FLORIDA SECURITIES, INC.

STATEMENT OF CASH FLOWS FOR

THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities		
Net Income (Loss)	$	(20,130)
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities		
Brokers receivables		766
Accounts payable		(656)
Net cash used by operating activities	$	(20,020)
Cash flows from financing activities:		
Capital contributions		0
Net cash provided by financing activities	$	0
Net (decrease) increase in cash and cash equivalents	$	(20,020)
Cash and cash equivalents at beginning of period	$	40,009
Cash and cash equivalents at end of period	$	19,989

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

First Florida Securities, Inc. (Company) is a Florida corporation formed on March 17, 1987 to engage in business as a broker dealer. The company's primary business activity is marketing investment partnerships. The company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2016, the Company had no uninsured cash balances.

Income Taxes

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred tax balances. Deferred taxes are recognized for differences between book and tax timing of income and expense items. As of December 31, 2016, the Company had no deferred tax assets or liabilities portrayed on the financial statements.

Effective October 1, 2009, the Company was required to adopt the revised provisions of FASB ASC 740, relating to uncertain income tax positions. These standards require management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax return to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes.

In evaluating the Company's tax provisions and accruals, future taxable income and reversal of temporary differences, the Company believes the income tax positions taken for financial statement purposes are appropriate based on current facts and circumstances.

Federal and state income tax returns of the Company for the years ended December 31, 2013-2015 are subject to the examination by the related taxing authorities, generally for three years after they are filed.

Commission Income

The company earns commissions from the sale of private placements and are recognized as earned.

Other Revenue-Private Placements

Other revenue includes fees from the sale of private placements and are recognized when earned.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Summary of Significant Accounting Policies (continued)

Business Concentrations

The Company earned revenue from one client that accounted for approximately 64% of total commissions for the year ended December 31, 2016.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2016, the Company had excess net capital of $14,388 and a net capital ratio of .0155 to 1.

Note 3 – Income taxes

As of December 31, 2016, the Company has approximately ($70,095) of net operating loss (NOL) carry-forward for federal and state income tax purposes. The resulting net prior period losses are available for future years and expire through 2032. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The NOL increased by $20,130 for the year ended December 31, 2016.

Deferred tax assets:

Net operating loss carry forward	($70,095)
Valuation allowance for net deferred tax assets	($70,095)

As of December 31, 2016, the Company does not have any unrecognized tax benefits in its financial statements. During the year ended December 31, 2016, the company has not incurred any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years after respective filing deadlines of those returns, therefore, the company's tax returns from 2013-2015 remain open for examination.

Note 4 – Commitments and contingencies

The Company does not have any accrued commitments or contingencies.

Note 5 – Subsequent events

In accordance with the subsequent events topic of the FASB Accounting Standards Certification No. 855 (FASB ASC 855), the Company has evaluated those events and transactions that occurred from January 1, 2017 through February 22, 2017, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

SCHEDULE I
FIRST FLORIDA SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND
RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d) (4)
AS OF DECEMBER 31, 2016

Computation of basic net capital requirements:

Stockholder's equity	$	20,400
Deductions and/or changes:		
Non-allowable assets		711
Undue concentration haircut		301
Total deductions and/or changes		1,012
Net Capital	$	19,388
Minimum net capital requirement:		
6 2/3% of total aggregate indebtedness ($ 300)		20
Minimum dollar net capital for this broker-dealer ($5,000)		5,000
Net capital requirement (greater of above two)	$	5,000
Excess net capital	$	14,388

There are no material discrepancies existing between the above computation and the computation included in the company's corresponding unaudited Form X-17A-5 Part IIA filing as December 31, 2016. Accordingly, no reconciliation is deemed necessary.

SCHEDULE II
FIRST FLORIDA SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SEC
AS OF DECEMBER 31, 2016

Total Aggregate Indebtedness:

Accounts payable and accrued expenses	$ 300
Aggregate Indebtedness	$ 300
Ratio of aggregate indebtedness to net capital	.0155 to 1



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Florida Securities, Inc.

We have reviewed management's statements, included in the accompanying First Florida Securities, Inc. Exemption Report, in which (1) First Florida Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Florida Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) First Florida Securities, Inc. stated that First Florida Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Florida Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carolina Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 22, 2017